Exhibit 3.1

REDWOOD TRUST, INC.

ARTICLES SUPPLEMENTARY

SERIES X JUNIOR PARTICIPATING PREFERRED STOCK

NOVEMBER 3, 2026

Redwood Trust, Inc., a Maryland corporation (the “Corporation”), certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article VI of the Corporation’s charter (as the same may be further amended or supplemented, the “Charter”), the Board of Directors of the Corporation (the “Board”) classified and designated 395,000 shares of authorized but unissued Common Stock (as defined in the Charter) as Series X Junior Participating Preferred Stock, par value $0.01 per share (hereinafter referred to as the “Series X Preferred Stock”), initially consisting of 395,000 shares, with the following preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, which, upon any restatement of the Charter, shall become part of Article VI of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

Section 1.              Designation and Amount. The shares of such series shall be designated as “Series X Junior Participating Preferred Stock,” and the number of shares constituting such series shall be 395,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease shall reduce the number of shares of Series X Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series X Preferred Stock.

Section 2.              Dividends and Distributions.

(a)            Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock (as defined in the Charter) ranking prior and superior to the shares of Series X Preferred Stock with respect to dividends, the holders of shares of Series X Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if authorized by the Board and declared by the Corporation out of funds legally available for the purpose, quarterly dividends payable in cash on the fifteenth (15th) day of January, April, July and October in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series X Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $1.00 and (ii) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series X Preferred Stock. In the event the Corporation, at any time after November 3, 2026 (the “Rights Declaration Date”), (x) declares any dividend on Common Stock payable in shares of Common Stock, (y) subdivides the outstanding Common Stock or (z) combines the outstanding Common Stock into a smaller number of shares, then in each case the amount to which holders of shares of Series X Preferred Stock were entitled immediately prior to such event under clause (ii) of the immediately preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)            The Corporation shall declare a dividend or distribution on the Series X Preferred Stock as provided in Section 2(a) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior to and superior to the shares of Series X Preferred Stock with respect to dividends, a dividend of $1.00 per share on the Series X Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c)            Dividends shall begin to accrue and be cumulative on outstanding shares of Series X Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series X Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series X Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series X Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board may fix a record date for the determination of holders of shares of Series X Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment thereof. If no record date is set by the Board, the record date shall be the first day of the calendar month, whether or not a business day, in which the applicable Quarterly Dividend Payment Date falls.

Section 3.              Voting Rights. The holders of shares of Series X Preferred Stock shall have the following voting rights:

(a)            Subject to the provision for adjustment hereinafter set forth, each share of Series X Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation at any time after the Rights Declaration Date (i) declares any dividend on Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding Common Stock or (iii) combines the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series X Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)            Except as otherwise provided herein or by law, the holders of shares of Series X Preferred Stock and the holders of shares of Common Stock shall vote collectively as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)

(i)            If at any time dividends on any Series X Preferred Stock shall be in arrears in an amount equal to or greater than six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a “default period”) which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series X Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, the number of directors constituting the Board will be automatically increased by two (2) (if not already increased by two (2) by reason of the election of directors by the holders of any other class or series of preferred stock that the Corporation may issue upon which like voting rights have been conferred and are exercisable and with which the Series X Preferred Stock is entitled to vote as a class with respect to the election of those two (2) directors) and the holders of shares of Series X Preferred Stock (voting together as a single class with all other classes or series of preferred stock that the Corporation may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series X Preferred Stock in the election of those two (2) directors) will be entitled to vote for the election of those two (2) additional directors at a special meeting called by the Corporation at the request of the holders of record of at least twenty-five percent (25%) of the outstanding shares of Series X Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series X Preferred Stock in the election of those two (2) directors (unless the request is received less than ninety (90) days before the date fixed for the next annual or special meeting of stockholders of the Corporation, in which case, such vote will be held at the earlier of the next annual or special meeting of stockholders, to the extent permitted by applicable law, of the Corporation), and at each subsequent annual meeting until the Corporation is no longer in a default period.

(ii)           In no event shall the holders of Series X Preferred Stock be entitled under the voting rights under this Section 3 to elect a director that would cause the Corporation to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of the stock of the Corporation is listed or quoted.

(iii)          If at any time when the voting rights conferred upon the Series X Preferred Stock pursuant to this Section 3 are exercisable, any vacancy in the office of a director elected pursuant to this Section 3 shall occur, then such vacancy may be filled only by the remaining such director or by vote of the holders of record of the outstanding Series X Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series X Preferred Stock in the election of directors pursuant to this Section 3. Any director elected or appointed pursuant to this Section 3 may be removed only by the affirmative vote of holders of the outstanding Series X Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which classes or series of preferred stock are entitled to vote as a class with the Series X Preferred Stock in the election of directors pursuant to this Section 3, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series X Preferred Stock and any such other classes or series of preferred stock, and may not be removed by the holders of the Common Stock.

(iv)          If a special meeting is not called by the Corporation within thirty (30) days after request from the holders of Series X Preferred Stock as described in this Section 3, then the holders of record of at least twenty-five percent (25%) of the outstanding Series X Preferred Stock may designate a holder to call the meeting at the expense of the Corporation and such meeting may be called by the holder so designated in accordance with the procedures required for calling a special meeting of stockholders, and shall be held at the place designated by the holder calling such meeting.

(v)           Immediately upon the expiration of a default period, (A) the right of the holders of Series X Preferred Stock as a class to elect directors shall cease, (B) the term of any directors elected by the holders of Series X Preferred Stock as a class shall terminate (unless there are other classes or series of preferred stock upon which like voting rights have been conferred and are still exercisable) and (C) the number of directors shall be reduced accordingly to the number previously set pursuant to the Charter or the Corporation’s Bylaws (as the same may be amended or amended and restated from time to time, the “Bylaws”) irrespective of the increase made pursuant to the provisions of Section 3(c)(i) above (unless there are other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable).

(d)            Except as set forth herein or as otherwise provided by law, holders of shares of Series X Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Common Stock as set forth herein) for taking any corporate action.

Section 4.              Certain Restrictions.

(a)            Whenever quarterly dividends or other dividends or distributions payable on the shares of Series X Preferred Stock as provided in Section 2 above are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series X Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)            declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series X Preferred Stock other than (A) such redemptions or purchases that may be deemed to occur upon the exercise of stock options, warrants or similar rights or grant, vesting or lapse of restrictions on the grant of any performance shares, restricted stock, restricted stock units or other equity awards to the extent that such shares represent all or a portion of (1) the exercise or purchase price of such options, warrants or similar rights or other equity awards or (2) the amount of withholding taxes owed by the holder of such award in respect of such grant, exercise, vesting or lapse of restrictions; (B) such purchases necessary to satisfy the issuance of any shares upon the exercise or to satisfy the vesting and settlement of any options, warrants or similar rights or other equity awards pursuant to the terms of the Corporation’s equity plans maintained for the benefit of its employees, directors and other service providers; or (C) the repurchase, redemption or other acquisition or retirement for value of any such shares from employees, directors, former directors, consultants or former consultants of the Corporation or their respective estate, spouse, former spouse or family member, pursuant to the terms of the agreement pursuant to which such shares were acquired;

(ii)           declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series X Preferred Stock, except dividends paid ratably on the Series X Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)          redeem or purchase or otherwise acquire for consideration shares of any capital stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series X Preferred Stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any capital stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series X Preferred Stock; or

(iv)           purchase or otherwise acquire for consideration any shares of Series X Preferred Stock, or any shares of capital stock ranking on a parity with the Series X Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board) to all holders of such shares upon such terms as the Board, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b)            The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under Section 4(a) above, purchase or otherwise acquire such shares at such time and in such manner.

Section 5.              Reacquired Shares. Any shares of Series X Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall return to the status of authorized but unissued shares of Common Stock.

Section 6.              Liquidation, Dissolution or Winding Up.

(a)            Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of capital stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series X Preferred Stock unless, prior thereto, the holders of shares of Series X Preferred Stock shall have received $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series X Liquidation Preference”). Following the payment of the full amount of the Series X Liquidation Preference, no additional distributions shall be made to the holders of shares of Series X Preferred Stock unless, prior thereto, the holders of shares of Common Stock have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series X Liquidation Preference by (ii) 1,000 (as appropriately adjusted as set forth in Section 6(c) below to reflect such events as stock splits, reverse stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii), the “Adjustment Number”). Following the payment of the full amount of the Series X Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series X Preferred Stock and Common Stock, respectively, and the payment of liquidation preferences of all other shares of capital stock that rank prior to or on a parity with Series X Preferred Stock, holders of Series X Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(b)            In the event, however, that there are not sufficient assets available to permit payment in full of the Series X Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series X Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences. Further, in the event that there are not sufficient assets available to permit payment in full of the Common Adjustment (following the payment in full of the Series X Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, that rank on a parity with the Series X Preferred Stock), then such remaining assets shall be distributed ratably to the holders of Common Stock.

(c)            In the event the Corporation at any time after the Rights Declaration Date (i) declares any dividend on Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding Common Stock or (iii) combines the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7.              Consolidation, Merger, Etc. In case the Corporation enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series X Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, for which or into which each share of Common Stock is exchanged or changed. In the event the Corporation at any time after the Rights Declaration Date (a) declares any dividend on Common Stock payable in shares of Common Stock, (b) subdivides the outstanding Common Stock or (c) combines the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series X Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8.              No Redemption. The shares of Series X Preferred Stock shall not be redeemable.

Section 9.              Ranking. The Series X Preferred Stock shall rank junior to all other series of the Corporation’s Preferred Stock (including the Corporation’s 10.00% Series A Fixed-Rate Reset Cumulative Redeemable Preferred Stock, $0.01 par value per share) as to the payment of dividends and the distribution of assets, whether or not upon the dissolution, liquidation or winding up of the Corporation, unless the terms of any such series provide otherwise.

Section 10.            Amendment. The Charter shall not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series X Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series X Preferred Stock, voting separately as a class.

Section 11.            Fractional Shares. Series X Preferred Stock may be issued in fractions of a share that entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of Series X Preferred Stock.

SECOND: The Series X Preferred Stock has been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature Page Follows; Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its President and attested to by its Chief Legal Officer as of the date first written above.

REDWOOD TRUST, INC.

By:	/s/ Dashiell I. Robinson
Dashiell I. Robinson
President

ATTEST:

By:	/s/ Andrew P. Stone
Andrew P. Stone
Executive Vice President, Chief Legal Officer, and Secretary

[Signature Page to Articles Supplementary]